EXHIBIT 99(a)(3)




                                 Exhibit (a)(3)

October 6, 2006



TO:  SHAREHOLDERS OF BELLAVISTA CAPITAL, INC.

SUBJECT: OFFER TO PURCHASE SHARES

Dear Shareholder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 750,000 Shares of common stock (the "Shares") in BELLAVISTA CAPITAL, INC. (the "Corporation") at a purchase price equal to:

                                 $1.75 per Share

You may wish to consider the following information when making your decision whether to tender your Shares:

      o BellaVista has decided to cancel all share redemptions for at least three years.

      o BellaVista has decided to cancel all dividends for at least three years.

      o Bellavista has decided to restructure its goals, employ new and unproven investment strategies, and attempt to grow the company; as a result, shareholders will not receive any income and will have to wait to see what these new plans do for shareholder value, if anything.

      o You are unlikely to have any other liquidity options anytime in the next three years (outside tender offers or private sales).

      o You can avoid proration, selling your Shares only if we purchase all of them by checking the "All or None" box on the Letter of Transmittal.

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BELLAVISTA CAPITAL, INC. without the usual transaction costs associated with market sales.

After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) November 10, 2006.